UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Idenix Pharmaceuticals, Inc.

(Name of Subject Company)

Idenix Pharmaceuticals, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45166R204

(CUSIP Number of Class of Securities)

Ronald C. Renaud, Jr.

President and Chief Executive Officer

Idenix Pharmaceuticals, Inc.

320 Bent Street

Cambridge, Massachusetts 02141

(617) 995-9800

With copies to:

Francis J. Aquila

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On June 9, 2014, Idenix Pharmaceuticals, Inc. (“Idenix”) provided the following letter to its employees:

Dear Idenix Team,

I am pleased to share exciting news about our company.

This morning we announced that we have entered into an agreement to be acquired by Merck. We believe this combination will accelerate the development of our next-generation oral antiviral therapeutics and drive value for all stakeholders, including you, members of the Idenix team. A copy of the press release issued today, along with a list of frequently asked questions, is attached for your reference.

Merck’s research and development portfolio includes several HCV medicines in development, the leading of which is a combination of MK-5172, an investigational HCV NS3/4A protease inhibitor and MK-8742, an investigational HCV NS5A replication complex inhibitor. The combination of these two investigational candidates has received Breakthrough Therapy designation from the U.S. Food and Drug Administration for the treatment of HCV. In April 2014, Merck announced initiation of Phase 3 clinical trials for MK-5172/MK-8742 to evaluate the combination with and without ribavirin in various genotypes and across a broad range of patient populations with chronic HCV.

This transaction marks an important milestone in our company’s history and positions us at the forefront of the nascent HCV treatment market. Our hepatitis C treatment candidates complement Merck’s promising therapies in development and will help advance our work to develop a highly effective, once-daily, all oral, ribavirin-free, pan-genotypic regimen that has a duration of treatment as short as possible for millions of patients in need around the world.

Naturally, you will want to know how today’s announcement impacts you. In terms of next steps, we are working to satisfy regulatory requirements and obtain other customary approvals to close the transaction, which is expected to occur in the third quarter of 2014. Until that time, we will continue to operate as an independent company. I want to emphasize that today’s announcement will have no impact on our day-to-day operations and it remains business as usual at Idenix. I encourage you all to remain focused on what we do best: developing next-generation oral antiviral therapeutics and driving innovation that will ultimately benefit patients, physicians and payers.

I also want every one of you to know how much we value and appreciate the important contributions you make every day. It is your hard work and diligence that has been the foundation of our achievements.

Today’s announcement may lead to increased interest from the media and other third parties. If you receive any inquiries from analysts, investors, the media or other outside parties, please forward them to Teri Dahlman at Dahlman.Teresa@idenix.com or Daniella Beckman at Beckman.Daniella@idenix.com, who will respond on the Company’s behalf.

Thank you again for your dedication and commitment to Idenix.

We will have an all-hand meeting today at 9:30am.

Sincerely,

Ron

Notice to Investors

The tender offer described in this communication has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Idenix. At the time the offer is commenced, Merck will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and Idenix will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Idenix stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, when they become available because they will contain important information that should be read carefully before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of Idenix. In addition, all of these materials (and all other materials filed by Idenix with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Idenix at www.idenix.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Idenix and members of their senior management team. Forward-looking statements include, without limitation, statements regarding business combination and similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the companies’ businesses, including, without limitation, the ability of integrate, advance or otherwise achieve any particular result as it relates to Idenix’s businesses or products; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; the availability of financing to consummate the transactions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Idenix’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Idenix’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in documents filed with the Securities and Exchange Commission (“SEC”) by Idenix, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by Idenix and the tender offer documents to be filed by Merck & Co., Inc. and Imperial Blue Corporation, a wholly owned subsidiary of Merck. Idenix assumes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All of the materials related to the offer (and all other offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Idenix at www.idenix.com.